Filed pursuant to Rule 433
Registration Statement Nos. 333-122616, 333-131901 and 333-132126

FOR IMMEDIATE RELEASE

January 12, 2007

MEXICO ANNOUNCES THE RESULTS OF ITS INVITATION

MEXICO D.F., MEXICO – The United Mexican States (“Mexico”) announced this morning the results of its invitation to owners of Old Bonds to submit, in a modified Dutch auction for each series of Old Bonds, offers to exchange Old Bonds for 6.75% Global Notes due 2034 and a U.S. dollar amount of cash, and/or offers to sell Old Bonds for a U.S. dollar amount of cash. Capitalized terms used but not defined herein shall have the meanings set forth in the invitation supplement dated January 8, 2007, the prospectus supplement dated April 10, 2006 and the prospectus dated April 10, 2006 (the “Invitation”).

Following the Invitation and the expected cancellation of the Old Bonds tendered and accepted for exchange or purchase by Mexico, approximately U.S. $1,702,747,000 principal amount of 8.125% Global Bonds due 2019 (“2019 Bonds”), U.S. $753,456,000 principal amount of 8.00% Global Notes due 2022 (“2022 Notes”), U.S. $338,715,000 principal amount of 11.50% Global Bonds due May 15, 2026 (“2026 Bonds”), U.S. $1,877,818,000 principal amount of 8.30% Global Notes due 2031 (“2031 Notes”) and U.S. $1,315,882,000 principal amount of 7.500% Global Notes due 2033 (“2033 Notes”) are expected to remain outstanding.

Pursuant to the Invitation, Mexico expects to issue approximately U.S. $2,267,305,000 aggregate principal amount of Reopened Notes and pay approximately U.S. $1,057,411,587 of cash (including Cash Payments pursuant to offers to exchange Old Bonds for 2031 Notes and 2033 Notes, cash used to purchase Old Bonds pursuant to offers to sell Old Bonds for cash and cash payments in respect of rounded amounts) in consideration for approximately U.S. $2,796,977,000 aggregate principal amount of Old Bonds, comprised of:

Series of Old Bonds	Principal Amount of Old Bonds Exchanged for Reopened Notes	Principal Amount of Old Bonds Purchased for Cash
2019 Bonds	U.S. $248,716,000	U.S. $73,971,000
2022 Notes	U.S. $268,472,000	U.S. $27,265,000
2026 Bonds	U.S. $152,857,000	U.S. $42,092,000
2031 Notes	U.S. $684,703,000	U.S. $128,905,000
2033 Notes	U.S. $1,037,112,000	U.S. $132,884,000

For each series of Old Bonds delivered and accepted for exchange pursuant to offers to exchange Old Bonds for Reopened Notes, Mexico will issue approximately the following principal amount of Reopened Notes and will make approximately the following Cash Payment:

Series of Old Bonds	Principal Amount of Reopened Notes to Be Issued in Exchange	Cash Payment
2019 Bonds	U.S. $278,549,000	U.S. $0.00
2022 Notes	U.S. $305,495,000	U.S. $0.00
2026 Bonds	U.S. $229,619,000	U.S. $0.00
2031 Notes	U.S. $671,677,000	U.S. $164,328,720
2033 Notes	U.S. $781,965,000	U.S. $383,731,440

Mexico will not make any payments in respect of any accrued and unpaid interest on Old Bonds accepted for exchange. Holders of Old Bonds who exchange their Old Bonds for Reopened Notes will not be required to pay an amount equal to the interest accrued since the last interest payment date of the Reopened Notes issued to exchanging holders. These amounts have been incorporated into and form part of the calculation of the Exchange Ratios, which will affect the principal amount of Reopened Notes issued to such exchanging holders.

Application has been made to list the Reopened Notes on the Luxembourg Stock Exchange and to admit the Reopened Notes for trading on the regulated market of the Luxembourg Stock Exchange. The Reopened Notes will be consolidated and form a single series with, and be fully fungible with, the outstanding U.S. $1,500,000,000 6.75% Global Notes due 2034 (CUSIP No. 91086QAS7, ISIN US91086QAS75, Common Code 020218118).

In determining which offers to accept pursuant to the Invitation, Mexico set the Clearing Spread Differential for each series of Old Bonds as follows:

Series of Old Bonds	Clearing Spread Differential for Old Bonds Accepted for Exchange (basis points)	Clearing Spread Differential for Old Bonds Accepted for Purchase (basis points)
2019 Bonds	47	51
2022 Notes	33	37
2026 Bonds	17	12
2031 Notes	10	7
2033 Notes	6	9

With respect to offers to exchange Old Bonds for Reopened Notes, Mexico announced for each series of Old Bonds that it will accept all non-competitive offers to exchange Old Bonds and all competitive offers submitted at Offer Spread Differentials less than or equal to the applicable Clearing Spread Differentials set forth in the table above.

With respect to offers to sell Old Bonds for cash, Mexico announced for each series of Old Bonds that it will accept all non-competitive offers to sell Old Bonds for cash and all competitive offers submitted at Offer Spread Differentials less than or equal to the applicable Clearing Spread Differentials set forth in the table above.

Mexico had previously announced that the UST Benchmark Rate for the Invitation is 4.861%, and that the Reopened Notes Issue Spread is 141 basis points. As a result, the Reopened Notes Issue Price is U.S. $1,062.43 and the Reopened Notes Exchange Value is U.S. $1,085.30.

The applicable Old Bond Price, Old Bond Exchange Value and Exchange Ratio for each series of Old Bonds accepted by Mexico in exchange for Reopened Notes are as set forth in the table below:

Series of Old Bonds	Old Bond Price for Exchange	Old Bond Exchange Value	Exchange Ratio
2019 Bonds	U.S. $1,209.17	U.S. $1,215.72	1.120164
2022 Notes	U.S. $1,207.83	U.S. $1,235.61	1.138496
2026 Bonds	U.S. $1,607.19	U.S. $1,630.83	1.502650
2031 Notes	U.S. $1,267.33	U.S. $1,065.14	0.981425
2033 Notes	U.S. $1,165.58	U.S. $818.71	0.754360

For each U.S. $1,000 principal amount of Old Bonds delivered and accepted for purchase pursuant to offers to sell Old Bonds for cash, Mexico will pay the following Purchase Price for each series of Old Bonds:

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Series of Old Bonds	Purchase Price
2019 Bonds	U.S. $1,213.26
2022 Notes	U.S. $1,212.44
2026 Bonds	U.S. $1,599.21
2031 Notes	U.S. $1,262.83
2033 Notes	U.S. $1,169.93

Mexico will also pay an aggregate of approximately US$10,183,503 to holders whose Old Bonds have been delivered and accepted for purchase pursuant to offers to sell Old Bonds for cash in respect of accrued interest on the Old Bonds during the period from and including the most recent interest payment date up to but excluding the settlement date.

Further information is provided in the Invitation, which may be downloaded from the Invitation Website at http//:www.bondcom.com/ums, or obtained from the information agent, Bondholder Communications Group, in New York, 30 Broad Street, 46th floor, New York, NY 10004 (Tel. +1 212 809 2663) Attention: Monique Santos (e-mail: msantos@bondcom.com), or in London, 28 Throgmorton Street, London EC2N 2AN (Tel. +44 20 7382 4580), or from either of the dealer managers.

The dealer managers for the Invitation are:

Barclays Capital Inc.
200 Park Avenue
New York, New York 10166
Attention: Liability Management Group
In the United States, call toll free: (866) 307 8991
Outside the United States, call collect: +1 212 412 4072
In London, call +44 20 7773 5484

Morgan Stanley & Co. Incorporated
1585 Broadway
New York, New York 10036
Attention: Liability Management Group
In the United States, call toll free: (800) 624 1808
Outside the United States, call collect: +1 212 761 1864

The invitation supplement, the prospectus supplement and the prospectus comprising the Invitation is available from the SEC’s website at http://www.sec.gov/Archives/edgar/data/101368/000095012307000158/y28731e424b5.htm.

Mexico has filed a registration statement (including the invitation supplement, the prospectus supplement and the prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents Mexico has filed with the SEC for more complete information about Mexico and this offering. You may get these documents for free by visiting EDGAR on the SEC website at http://www.sec.gov. Alternatively, the dealer managers or the information agent will arrange to send you the invitation supplement, the prospectus supplement and the prospectus if you request it by calling any one of them at the numbers specified above.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be a sale of the securities referenced in this communication in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

The distribution of materials relating to the Invitation, and the transactions contemplated by the Invitation, are restricted by law in certain jurisdictions. If materials relating to the Invitation come into your possession, you are required by Mexico to inform yourself of and to

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observe all of these restrictions. The materials relating to the Invitation do not constitute, and may not be used in connection with, an offer or solicitation in any place where offers or solicitations are not permitted by law. If a jurisdiction requires the Invitation to be made by a licensed broker or dealer and either dealer manager or any affiliate of a dealer manager is a licensed broker or dealer in that jurisdiction, the Invitation shall be deemed to be made by such dealer manager or affiliate on behalf of Mexico in this jurisdiction.

The Invitation does not constitute a public offering under Belgian law and this invitation supplement and related materials have therefore not been notified to or approved by the Belgian Banking, Finance and Insurance Commission (“Commission bancaire, financière et des assurances”/ “Commissie voor het Bank-, Financie- en Assurantiewezen”). Only institutional investors qualifying as “qualified investors” under Article 10, §1, of the Law of June 16, 2006 and as “professional investor” under Article 3, 2°, of the Royal Decree of July 7, 1999, acting for their own account, are being solicited by Mexico with respect to the Invitation in Belgium. In addition, any offer to sell or any sale of the Reopened Notes must be made in compliance with the provisions of the Law of July 14, 1991 on consumer protection and trade practices and its implementing legislation to the extent applicable pursuant to the Royal Decree of December 5, 2000 rendering applicable to securities and financial instruments certain provisions of the Law of July 14, 1991 on consumer protection and trade practices.

The Reopened Notes will not be registered in the National Securities Registry maintained by the Mexican National Banking and Securities Commission (“CNBV”). The Reopened Notes may not be offered or sold in Mexico pursuant to the Invitation, except under specific exemptions available under the Mexican Securities Market Law. In compliance with the Mexican Securities Market Law, Mexico will give notice to the CNBV of the offering of the Reopened Notes for informational purposes only. Such notice does not certify the solvency of Mexico, the investment quality of the Reopened Notes, or that the information contained in the invitation supplement, the prospectus supplement or in the prospectus are accurate or complete. Mexico has prepared the invitation supplement and is solely responsible for its content, and the CNBV has not reviewed or authorized such content.

Contact information:	Monique Santos
Bondholder Communications Group
30 Broad Street, 46th floor
New York, NY 10004
Tel. +1 212 809 2663
msantos@bondcom.com

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